                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K
                                  ANNUAL REPORT


                        pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


                                     1-12333
                            (Commission file number)


                                [GRAPHIC OMITTED]

                               Iomega Corporation
             (Exact name of registrant as specified in its charter)



        Delaware                                       86-0385884
(State of Incorporation)                   (IRS employer identification number)


1821 West Iomega Way, Roy, UT                             84067
(Address of principal executive offices)                (ZIP Code)


                                 (801) 332-1000
                         (Registrant's telephone number)


                  Iomega Retirement and Investment Savings Plan
                            (Full title of the Plan)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Steering Committee and Participants of the Iomega Retirement and Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Iomega Retirement and Investment Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

Salt Lake City, Utah
June 9, 2000

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN


                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES






Statement of Net Assets Available for
  Benefits as of December 31, 1999 and 1998                                   1

Statement of Changes in Net Assets
  Available for Benefits for the Year Ended
  December 31, 1999                                                           2

Notes to Financial Statements                                             3 - 7

Item 27a - Schedule of Assets Held for Investment
  Purposes as of December 31, 1999                                            8

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998


                                                        December 31,
                                        ---------------------------------------
                                                     1999                  1998
                                            -----------------    -----------------
INVESTMENTS, at Fair Market Value
   Fidelity Funds:
      Magellan                         $        9,120,515    $        5,596,855
      Contrafund                               18,338,119            15,016,801
      Managed Income Portfolio                  2,646,784             2,506,569
      Retirement Money Market Portfolio         2,552,403             2,406,567
      Short-Term Bond Portfolio                   822,830             1,045,328
      Equity Income II                          5,553,087             5,790,978
      Asset Manager                             2,871,060             2,267,149
      Spartan U.S. Equity Index Portfolio       6,503,423             4,932,187
      Diversified International                   739,726               318,112
      Export and Multinational                    487,984               225,235
      Real Estate Investment Portfolio            224,851               166,069
      U.S. Government Reserves                     42,398                 5,038
      U.S. Bond Index                             639,295               456,206
   Other Funds:
      Iomega Stock Fund                         4,443,252             7,275,479
      Participant Loan Fund                       892,619               808,040
                                            --------------       --------------

        Total investments, at fair value       55,878,346            48,816,613
                                            --------------       --------------
RECEIVABLES:
      Employee                                          -               154,250
      Employer                                  1,905,892             2,730,524
                                            --------------       --------------

             Total receivables                  1,905,892             2,884,774
                                            --------------       --------------

NET ASSETS AVAILABLE FOR BENEFITS       $      57,784,238    $       51,701,387
                                            ==============       ==============







              The accompanying notes to financial statements are an
                       integral part of these statements.

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999



                                                                Total All Funds
                                                                  ----------------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
  Contributions:
    Employee                                                     $    5,330,385
    Employer                                                          1,905,892
    Rollover                                                            842,872
                                                               ----------------
                                                                      8,079,149
                                                               ----------------

Investment Income:
  Interest and dividends                                              5,077,411
  Realized loss                                                        (308,809)
  Net unrealized depreciation
   in fair value of investments                                        (309,767)
                                                                ---------------
       Total additions                                                4,458,835
                                                               ----------------

REDUCTIONS IN NET ASSETS ATTRIBUTABLE TO:
   Distributions to participants                                     (6,455,133)
                                                                ---------------

       Net additions                                                  6,082,851
                                                               ----------------

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                 51,701,387
                                                               ----------------
       End of year                                               $   57,784,238
                                                               ================








              The accompanying notes to financial statements are an
                       integral part of these statements.

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



(1)  PLAN DESCRIPTION

Participation

Iomega Corporation ("Iomega") adopted the Iomega Retirement and Investment Savings Plan (the "Plan") effective July 1, 1985. The Plan was established to provide employees an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries.

Effective January 1, 1995, Fidelity Management Trust Company was appointed as trustee of the Plan. Iomega administers the Plan with the assistance of an external administrative consultant.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Eligibility, Contributions and Benefits

Employees who have completed thirty days of service, who have attained 21 years of age and who are scheduled to work a minimum of 1,000 hours per year are eligible to participate in the Plan. Each eligible employee is required to make an election to participate in the Plan. At that time, each participant elects both the contribution amount and its distribution to the various investment funds within the Plan. Elected contribution percentages can range from 2 percent to 15 percent of qualifying gross compensation on a before-tax basis, subject to Internal Revenue Service ("IRS") limitations.

Employer matching contributions consist of a basic match of up to $600 per participant, an additional basic match of 50 percent of a participant's contributions over $600 up to 5 percent of eligible earnings, and a discretionary performance match up to 3 percent of eligible earnings, subject to limits imposed by the IRS. The discretionary performance match is based on Company profitability goals and the match percent is determined annually by the Company's Board of Directors. There was no performance matching contribution for 1999. The employer contributions for the basic match and the additional basic match for 1999 were $510,722 and $1,395,170, respectively. Participants vest in all matching contributions at a rate of 25 percent for each year of service. After four years of service, employees become fully vested in all matching contributions.

Benefits are normally paid upon retirement, death, disability or other termination. Upon termination of service, participants may elect to receive payment from their accounts in a lump sum, periodic installments, an annuity or a combination of these methods. Actively employed participants may only withdraw funds from the Plan pursuant to specific restrictions set forth in the Plan agreement.

Investment Options


The Plan provides for fifteen investment options. These options, as well as the number of participants at December 31, 1999 investing in each option, are as follows:

                                                                     Number of
                              Fund                                 Participants
 ---------------------------------------------------------    -----------------
   Magellan                                                            705
   Contrafund                                                          873
   Managed Income Portfolio                                            257
   Retirement Money Market Portfolio                                   248
   Short-Term Bond Portfolio                                           149
   Equity Income II                                                    546
   Asset Manager                                                       289
   Spartan U.S. Equity Index Portfolio                                 531
   Diversified International                                           129
   Export and Multinational                                            125
   Real Estate Investment Portfolio                                     74
   U.S. Government Reserves                                              3
   U.S. Bond Index                                                     103
   Iomega Stock Fund                                                   667
   Participant Loan Fund                                               150

The Participant Loan Fund is managed by Iomega and the remaining 14 funds are managed by the Fidelity Management & Research Company ("Fidelity"), an affiliate of Fidelity Management Trust Company. No sales charge is levied on the funds managed by Fidelity, however, an annual fee is charged by Fidelity to cover the operating expenses of each fund, including the investment advisory fee. This fee is deducted from the investment return of each fund. Participants are charged a loan setup fee and a maintenance fee for each loan under the Plan.

The Magellan Fund seeks capital appreciation by maintaining a portfolio primarily invested in common stocks and securities convertible into common stocks. Up to 20 percent of this fund may also be invested in debt securities of all types and quality levels issued by domestic and foreign issuers. The fund is relatively aggressive in pursuing growth. Dividends are declared and posted to the participant's account in May and December of each calendar year. The undistributed semi-annual dividends are reinvested to purchase additional shares in the fund.

The Contrafund seeks capital appreciation by investing in companies that are believed to be undervalued or out of favor. When market conditions warrant, the fund may also invest temporarily in investment-grade debt securities. The fund is relatively aggressive in pursuing growth.

The Managed Income Portfolio seeks preservation of capital and a competitive level of income over time. The portfolio purchases high-quality, short and long-term investment contracts issued by insurance companies, banks and other approved financial institutions that provide competitive interest rates. The Managed Income Portfolio's goal is to maintain a stable $1.00 share price.

The Retirement Money Market Portfolio invests in high-quality money market instruments of domestic and foreign issuers which are denominated in U.S. dollars. Such instruments are short-term obligations and range from U.S. Government securities to prime commercial paper issued by private borrowers. The fund seeks to obtain as high a level of current income as possible, given its principal objective of preserving capital and maintaining a share value of $1.00. Interest income is earned daily and posted to the participant's account at the end of each calendar month or at the time of total distribution of the account. The monthly income is applied to purchase additional shares in the fund.

The Short-Term Bond Portfolio invests in a broad range of fixed-income securities. Securities in the portfolio are primarily investment grade or better with maturities typically less than three years. The portfolio seeks high current income consistent with preservation of capital.

The Equity Income II Fund seeks income by investing primarily in income-producing equity securities, considering the potential for capital appreciation. The fund seeks a yield exceeding the Standard & Poor's Daily Stock Price Index 500 ("S&P 500"). The fund is considered to be relatively conservative among growth and income funds.

Asset Manager seeks high total return with reduced risk over the long term by using a balanced mix of stocks, bonds and short-term instruments. The fund earns dividends daily, and the dividends are posted to the participant's account in the last month of each calendar quarter or at the time of total distribution of the account. The undistributed dividends are reinvested to purchase more shares in the fund.

The Spartan U.S. Equity Index Portfolio has the goal of replicating the total return provided by the stocks included in the S&P 500. The fund buys and holds virtually all of the 500 stocks contained in the S&P 500 weighted in the same manner. The fund earns dividends daily, and the dividends are posted to the participant's account in the last month of each calendar quarter or at the time of total distribution of the account. The undistributed dividends are reinvested to purchase more shares in the fund.

The Diversified International Fund seeks capital appreciation by investing primarily in stocks of large companies located outside the U.S. that are considered to be undervalued and are included in the Morgan Stanley Capital International Europe, Australia, Far East Index ("EAFE").

The Export and Multinational Fund seeks capital appreciation by investing primarily in stocks of U.S. companies that are expected to benefit from exporting or selling goods or services outside the U.S. The fund may also invest in foreign securities.

The Real Estate Investment Portfolio seeks to provide an above-average level of income as well as capital growth by investing primarily in stocks of domestic and foreign companies in the real estate industry. The fund seeks to provide a yield that exceeds that of the S&P 500. The fund is sensitive to conditions in the real estate industry, such as real estate values, property taxes, overbuilding and interest rates.

The U.S. Government Reserve Fund invests in U.S. Government securities as well as entering into reverse repurchase agreements. The fund seeks as high a level of current income as is consistent with security of principal and liquidity. The fund seeks to preserve the share value of $1.00. The rate of income varies from day to day, generally reflecting changes in short-term interest rates.

The U.S. Bond Index Fund seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The fund's investments include U.S. Treasury and U.S. Government securities, corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar denominated foreign securities with maturities of at least one year and an investment-grade of medium to high quality or above.

The Iomega Stock Fund invests only in Iomega common stock. A small amount of the Iomega Stock Fund (approximately 1 to 6 percent) is held in cash to meet the Plan's liquidity needs for making distributions and transfers. Shares of Iomega stock are bought and sold over-the-counter each pay period based on participants' elections. Voting rights for the common stock held in the Iomega Stock Fund are passed through to participants. The market value of the Iomega Stock Fund is determined based on unitized stock accounting.

The Participant Loan Fund is invested solely in promissory notes executed by participants. With the Plan's consent, a participant may borrow from his or her account up to the lesser of $50,000 or 50 percent of the participant's vested interest. The outstanding balance of all prior loans under the Plan or any other plan maintained by Iomega or its affiliates reduces the amount available for future loans. Moreover, the $50,000 limit is reduced by the amount of any loan repayments made during the most recent 12 months. The minimum amount for any loan is $1,000. As of December 31, 1999, the loans bear interest at rates ranging from 8.3 to 10.0 percent. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time not to exceed 10 years. All loans, regardless of term, become due and payable when the participant's employment terminates.

Termination of the Plan

Iomega may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.


(2)  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis in accordance with generally accepted accounting principles. Distributions to participants are recorded when paid.

Investments

Contributions are invested in various securities. Participants direct the trustee as to the investment of all contributions. Investments are carried at fair value based on quoted market prices. Unrealized appreciation or depreciation caused by fluctuations in the fair value of investments is recognized currently. Interest and dividends are reinvested as earned.

Distributions to Terminated Participants and Forfeitures

During the year ended December 31, 1999, some participants terminated from the Plan. Participants terminating prior to retirement that have a vested benefit balance in excess of $5,000 may leave their vested benefits in the Plan. The Plan provides for the distribution of vested benefits to terminated participants no later than April 1 following the calendar year in which the participant attained age 70 1/2. During the year ended December 31, 1999, vested benefits distributed to terminated participants were $6,455,133. Non-vested benefits which are forfeited are utilized to reduce the Company contributions to the Plan and have been reallocated to continuing participants. During the year ended December 31, 1999, forfeitures reallocated totaled $212,974.

Expenses

Iomega pays all administrative expenses relating to investment and management of Plan funds, including legal and accounting fees, except operating expenses of the investment funds which are deducted directly from investment returns by Fidelity (as noted in "Investment Options").


(3)  NET UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR MARKET
     VALUE OF INVESTMENTS

The Plan provides that the fair value of all investments shall be determined at the end of each Plan year. Net unrealized appreciation or depreciation in the fair value of investments is determined by computing the difference between the fair value of each investment at the beginning of the Plan year (or at the date of purchase for investments acquired during the Plan year) with the fair market value at the end of the Plan year.


(4)  TAX STATUS

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and certain provisions of the Internal Revenue Code ("IRC"). The Plan is intended to qualify under Section 401(a) of the IRC. The Internal Revenue Service issued a favorable determination letter dated October 26, 1994 ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan's steering committee and legal counsel believe that the Plan continues to be designed and operated in accordance with applicable IRC requirements. The Plan does not provide for federal income taxes, as the qualified plan trust is exempt from income taxes.

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999



                                              (c) Number of         (d) Current
(a)             (b) Issuer/Investment Type        Units Held            Value
--------------------------------------------------------------------------------
Fidelity Management Trust Company:
*         Magellan                                   66,753        $  9,120,515
*         Contrafund                                305,533          18,338,119
*         Managed Income Portfolio                2,646,784           2,646,784
*         Retirement Money Market Portfolio       2,552,403           2,552,403
*         Short-Term Bond Portfolio                  96,803             822,830
*         Equity Income II                          202,890           5,553,087
*         Asset Manager                             156,206           2,871,060
*         Spartan U.S. Equity Index Portfolio       124,850           6,503,423
*         Diversified International                  28,873             739,726
*         Export and Multinational                   22,211             487,984
*         Real Estate Investment Portfolio           15,296             224,851
*         U.S. Government Reserves                   42,398              42,398
*         U.S. Bond Index                            62,738             639,295
*         Iomega Stock Fund                       1,531,637           4,443,252

*      Participant Loan Fund                    Interest rates
                                                ranging from 8.3%
                                                to 10.0%                892,619
                                                              -----------------
                                                                 $   55,878,346
                                                              =================


*Denotes party-in-interest

                                                                EIN:  86-0385884
                                                                PLAN NUMBER: 001






The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the City of Roy, Utah, on the 28th day of June 2000.
                                      IOMEGA RETIREMENT AND
                                      INVESTMENT SAVINGS PLAN


                                      By: /s/ Charlotte L. Miller
                                      ------------------------------------------
                                      Charlotte L. Miller
                                      Vice President, Human Resources





                                                             EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K.

Exhibit
Number            Description
------------               -----------------------------------------------------

23.1                       Consent of Arthur Andersen LLP